

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 19, 2006

Mr. Marc Hazout
Chief Executive Officer
Silver Dragon Resources, Inc.
1121 Steeles Avenue West, Suite 803
Toronto, Ontario, Canada M2R-3W7

>   **Re: Silver Dragon Resources, Inc.**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
>   **Filed April 10, 2006**
>   **Response Letters Dated October 16, 2006 and December 6, 2006**
>   **File No. 000-29657**

Dear Mr. Hazout:

     We have reviewed your Form 10-KSB for the Fiscal Year Ended December 31, 2005, and responses dated October 16, 2006 and December 6, 2006, and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 1

1.   We note your response to comment 2 of our letter dated September 21, 2006. We
        note that the revised audit report states that SF Partnership LLP has audited the
        cumulative period from inception through December 31, 2005. Instruct your
        independent accountants to revise its opening paragraph to state, if true, that it
        audited the consolidated balance sheet as of December 31, 2005, and the
        consolidated statement of stockholders' operations, deficit and cash flows for the
        year ended December 31, 2005.

Consolidated Statements of Cash Flows, page 7

2.   Please remove the subtotals (for example, $388,409 for 2005) within your cash
        flows from operating activities that you included before "changes in non-cash
        working capital".

Note 3. Summary of Significant Accounting Policies, page 8

d) Mineral Rights, page 9

3.   We note your response to comment 9 of our letter dated September 21, 2006.
        You indicate you have received an NI 43-101 technical report from an
        engineering firm and that you have a Chinese 122b level of confidence for certain
        mineable ore. However, you do not appear to have proven and probable reserves,
        as defined by Industry Guide 7. Capitalization of development costs prior to the
        determination of Industry Guide 7 proven and probable reserves is inappropriate.
        Please revise your financial statements to expense any such costs and revise your
        policy footnote accordingly.

Certification, Exhibit 31

4.   Please remove the title, "Chief Executive Officer of Silver Dragon Resources,
        Inc." from the first line of the certification.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Interim Consolidated Financial Statements

5.   We note in your Form 8-K/A filed on December 14, 2006, that you agreed to file a Registration Statement on Form SB-2 within 45 days of February 17, 2006 in order to register shares of common stock issued and shares of common stock issuable upon exercise of warrants. We further note that if a registration statement is not filed or declared effective within 180 days following the closing, then cash delay payments equal to 0.5% of the subscription amount per month shall apply for the first three months and 1% per month thereafter. Related to the transaction, please disclose the following in your footnotes related to your registration rights agreement:

- the requirements and related damages that may be incurred;
- an explanation of how you accounted for the registration rights agreement;
- the amount of damages incurred to date, the potential amount of damages possible under the contract, whether any cap exists to limit such damages, and the details of the investors' option to have such damages settled in shares; and
- the amount of damages accrued in the accompanying financial statements and specify the line items where the damages have been reported.

6.   On a related matter, we note the EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4, "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19".   The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement.   Refer to Section II.B.1. at the following website for additional guidance: http://www.sec.gov/divisions/corpfin/acctdis120105.pdf

Interim Consolidated Statements of Operations

7.   Please classify your statements of operations based on the function of the expense (e.g., exploration, general and administrative, etc.) rather than the nature of the expense (e.g., legal and professional fees, consulting expense, etc.). You may present classifications based on the nature of the expense in a footnote to your consolidated financial statements. Refer to Rule 5-03 of Regulation S-X for additional guidance.

Interim Consolidated Statements of Cash Flows

8.   Please reconcile your net cash used by operating activities to net loss, not net loss from continuing operations. Refer to paragraph 28 of SFAS 95 for guidance on the presentation of discontinued operations on the cash flow statement and the Center for Public Company Audit Firms' CPCAF Alert #98 dated April 19, 2006 for guidance on restating financial statements to revise the statements of cash flows.

Controls and Procedures, page 6

9.   Disclose your conclusion on the effectiveness of your disclosure controls and procedures as of September 30, 2006, and disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 307 of Regulation S-B and Release No. 33-8238 for additional guidance.

Certification, Exhibit 31

10.   Please conform the language in your certification to that found in Item 601(b)(31) of Regulation S-B.

Engineering Comments

Form 10-KSB for the Fiscal Year Ended December 31, 2005

General

11.   We note your EDGAR filing does not include page numbers. Please paginate all future filings to expedite communications.

12.   The company website refers to or uses the terms such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred." The Commission only allows the reporting of reserves according to its reserve definitions as set forth in Industry Guide 7 and Section 4-10(a) of Regulations S-X for U.S. incorporated companies. If the company continues to make references on the web site to reserve measures other than that recognized by or allowed in this instance by the SEC, accompany such disclosure with the following cautionary language, in bold type:

    Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits mining companies, in their filings with

> **the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," and "inferred," that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-KSB, File No. 333-29657. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.**

13. To the extent that the company web site contains disclosure about adjacent or other properties on which the company has no right to explore or mine, include the following language along with the following cautionary note, including the bolding and indenting:

> *"This web site also contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."*

14. You website contains disclosure regarding your mining project using terms such as "sample assays up to or ranging from to" etc. As a general checklist, when reporting the results of sampling and chemical analyses:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest values or grades of sample sets.

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

Please revise all disclosures about properties that appear in your filing as necessary to comply with this guidance.

Cerro Las Minitas Mexico

15.   Please expand your property disclosures to provide the information required by Industry Guide 7 (b). In particular, for each property, provide the following information:

- The location, means of access to the property, and transportation from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment and other infrastructure facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

> You may refer to Industry Guide 7 (b) paragraph (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
> http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

16. Insert a small-scale map showing the location and access to each property, as required by Instruction 3(B) to Item 102 of Regulation S-K. Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900. We believe the guidance would generally require maps and drawings with the following features:

   - A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

   - A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

   - A north arrow.

   - An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

   - A title of the map or drawing, and the date on which it was drawn.

   - In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

   Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

17. Expand your disclosure concerning the exploration plans for the properties to address the following points.

   - Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- Alternatively, disclose there are no current detailed plans to conduct exploration on the property, if true.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

18.   We recommend that a brief description of the QA/QC protocols be provided to reassure the investors regarding sample preparation, controls, custody, assay precision and accuracy. This would apply to exploration and operational analytical procedures.

19.   As the company does not have a "reserve," it must be in the "exploration stage," as defined by Industry Guide 7(a) (1) and (a) (4) (i) respectively. Exploration stage companies are those issuers engaged in the search and evaluation of mineral deposits, which are not engaged in the development of reserves or engaged in production. Remove all references in the document that use the term "mining" or "mining operations," or any term that can imply mineral production, such as operations.

Risk Factors

20.   Discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.

21.   Please note that it is the staff's position that mineral reserves for a mineral property cannot be designated unless:

- Competent professional engineers conduct a detailed engineering and economic feasibility study, and the study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

- The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Please revise the disclosure throughout this document to ensure the company does not prematurely indicate mining operations on a property before a proper feasibility study and economic viability determination has been conducted and reserves determined.

22. We note you have not included a risk factor stating you have not conducted sufficient exploration and/or engineering studies to minimize the risk of project failure to the extent that is typical in the mineral industry. Discuss how this may affect your business profitability and address the extent of the risks that may arise from the fact you have not prepared a formal exploration program, economic evaluation, reserve estimates, and mine plans.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief

cc: via facsimile
        Stephen Cohen, Esq.
        (416) 512-9992